Brent B. Siler	VIA EDGAR AND COURIER
T: +1 703 456 8058
bsiler@cooley.com

March 4, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Barbara C. Jacobs

Mr. Matthew Crispino

Mr. Stephen Krikorian

Mr. Ryan Rohn

RE:                           2U, Inc.

Registration Statement on Form S-1

Registration No. 333-194079

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

2U, Inc.

8201 Corporate Drive, Suite 900

Landover, MD 20785

Attn: Christopher J. Paucek, Chief Executive Officer

Telephone: (301) 892-4350

Facsimile:  (202) 478-1660

Ladies and Gentlemen:

On behalf of our client 2U, Inc. (the “Company”), please find below supplemental information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

To assist the Staff in its review of the Company’s Registration Statement on Form S-1 (File No. 333-194079) (the “Registration Statement”), the Company supplementally advises the Staff that on the date hereof, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, the lead underwriters for the Company’s proposed initial public offering (“IPO”) and on behalf of the underwriters, advised the Company that, based on current market conditions, they would recommend a preliminary estimated price range of between $[* * *] and $[* * *] per share of the Company’s common stock for the IPO.

This preliminary estimate reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount.  The range also assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

Due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the price range of the common stock may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

Based on the preliminary per share estimate provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the proposed price range, or at all, the Company believes that the recent contemporaneous valuations of its per share stock price, as described in detail in the Registration Statement, are consistent with the underwriters’ preliminary estimate.  As a result, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of the underwriters’ preliminary estimate.

Specifically, please note that the per share value of $9.80 in the Company’s December 31, 2013 valuation was based on a 65% probability of an IPO by July 2014.  Had the Company assumed a 100% probability of an initial public offering, the value would have been $[* * *] as of December 31, 2013.  The Company supplementally advises the Staff that it performed an

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

updated valuation of the common stock as of January 31, 2014, which it has used for purposes of option grants made subsequent to January 31, 2014, in which the per share value increased to $11.00.  The Company undertakes to describe this January 31, 2014 valuation in a pre-effective amendment to the Registration Statement.  The Company further advises the Staff that the updated valuation as of January 31, 2014 was based on a 70% probability of an IPO by May 2014 and that, had the Company assumed a 100% probability of an IPO, the per share value would have been $[* * *] as of January 31, 2014.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO.  The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format.  Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, Virginia 20190-5656.

*  *  *  *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                     Christopher J. Paucek, 2U, Inc.

Catherine A. Graham, 2U, Inc.

Todd Glassman, 2U, Inc.

Brian F. Leaf, Cooley LLP

William J. Schnoor, Goodwin Procter LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83